Exhibit 99.13

CONSENT OF JEFFREY CASSOFF

March 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2023 (the “Form 40-F)

I, Jeffrey Cassoff, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

•

Technical Report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Projects” with an effective date as of July 6, 2022 and an issue date as of August 10, 2022;

•

Technical Report titled “Preliminary Economic Assessment Report for the Uatnan Mining Project”, Côte-Nord Administrative Region, Québec, Canada” dated February 24, 2023 with an effective date of January 10, 2023; and

•	the Mineral Reserve Estimate for the Matawinie Mineral Reserves for the West Zone in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

/s/ Jeffrey Cassoff
Jeffrey Cassoff